Exhibit 99.1

BLUEKNIGHT ENERGY PARTNERS ANNOUNCES PUBLIC OFFERING OF COMMON UNITS

OKLAHOMA CITY, September 16, 2014 - Blueknight Energy Partners, L.P. (NASDAQ: BKEP) (“BKEP” or the “Partnership”) today announced the commencement of an underwritten public offering of 8,500,000 common units representing limited partner interests of the Partnership. The Partnership will also grant the underwriters a 30-day option to purchase up to 1,275,000 additional common units. The Partnership intends to use the net proceeds from the offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, for general partnership purposes, including the repayment of a portion of the outstanding borrowings under the Partnership’s credit facility and partially funding the Partnership’s Eaglebine pipeline project.

Wells Fargo Securities, RBC Capital Markets and BofA Merrill Lynch will act as joint book-running managers for the offering. Stephens Inc. and SunTrust Robinson Humphrey will act as co-managers for the offering.

When available, copies of the preliminary prospectus supplement, prospectus supplement and accompanying base prospectus relating to the public offering may be obtained free of charge on the Securities and Exchange Commission’s website at www.sec.gov or from the underwriters of the offering:

•	Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152. By telephone (800) 326-5897 or by email cmclientsupport@wellsfargo.com;

•	RBC Capital Markets, Attn: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281. By telephone (877) 822-4089;

•	BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038. By email at dg.prospectus_requests@baml.com.

The common units to be issued pursuant to the public offering will be offered and sold pursuant to an effective shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering is being made only by means of a prospectus and related prospectus supplement meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This release may include forward-looking statements. Statements included in this release that are not historical facts are forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. These risks and uncertainties include, among other things, uncertainties relating to the Partnership’s future cash flows and operations, the Partnership’s ability to pay future distributions, future market conditions, current and future governmental regulation, future taxation and other factors discussed in the Partnership’s filings with the SEC. If any of these risks or uncertainties materializes, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. The Partnership undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Blueknight Energy Partners, L.P.

BKEP owns and operates a diversified portfolio of complementary midstream energy assets consisting of approximately 7.8 million barrels of crude oil storage located in Oklahoma and Texas, approximately 6.6 million barrels of which are located at the Cushing Oklahoma Interchange, approximately 920 miles of crude oil pipeline located primarily in Oklahoma and Texas, approximately 300 crude oil transportation and oilfield services vehicles deployed in Kansas, Colorado, New Mexico, Oklahoma and Texas and approximately 7.0 million barrels of combined asphalt product and residual fuel oil storage located at 42 terminals in 21 states. BKEP provides integrated services for companies engaged in the production, distribution and marketing of crude oil, asphalt and other petroleum products. BKEP is headquartered in Oklahoma City, Oklahoma. For more information, visit the Partnership’s web site at www.bkep.com.

BKEP Investor Relations:
918-237-4032; investor@bkep.com

or

Media Contact:
Brent Gooden, 405-715-3232 or 405-818-1900